BANCOLOMBIA S.A. ANNOUNCES APPROVAL FOR ISSUANCE OF SUSTAINABLE BONDS

Medellin, Colombia, June 25, 2019

Bancolombia announces that in the meeting held today, the Board of Directors approved the terms and conditions for the issuance of sustainable bonds for an amount up to COP $657.000.000.000.

The bonds will mature 5 years from the date of issue. Proceeds from the issuance will be used for sustainable projects in accordance with the approved terms and conditions. This issuance will be allocated through a public offering aimed at institutional investors authorized to operate in the Segundo Mercado exchange, including multilateral organizations.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837